Shareholder meeting
-------------------

On March 22, 2006, the Annual Meeting of the Fund was held to elect four Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 19,148,301 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes for each Trustee tabulated as follows:

                                                      WITHHELD
                                FOR                   AUTHORITY
                                ---                   ---------
James R. Boyle                  19,127,653            20,648

Charles L. Ladner               19,129,601            18,700

Dr. John A. Moore               19,135,526            12,775

The preferred shareholders elected Ronald R. Dion to serve as the Fund's Trustee until his successor is duly elected and qualified, with the votes tabulated as follows: 7,973 FOR, 0 AGAINST, 24 ABSTAINING.

The common and preferred shareholders ratified the Trustees' selection of Pricewaterhouse Coopers LLP as the Fund's independent auditor for the fiscal year ending July 31, 2006, with votes tabulated as follows: 19,437,233 FOR, 82,994 AGAINST and 127,626 ABSTAINING.